UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E 9th Street #3700
(No. and Street)

		44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arnold Beatty McDonald
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney Novotny
(Name – *if individual, state last, first, middle name*)

1111 Superior Avenue #700	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Arnold Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonald Partners, LLC, as of March 26th, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Francisca D Herrera

Notary Public

NOTARIAL SEAL STATE OF OHIO

FRANCISCA D HERRERA
Notary Public, State of Ohio
My Commission Expires
June 25, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



MCDONALD PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

maloney
MALONEY + NOVOTNY LLC

<u>Report of Independent Registered Public Accounting Firm</u>

To the Shareholders
McDonald Partners, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonald Partners, LLC and Subsidiaries, as of December 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of McDonald Partners, LLC and Subsidiaries as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McDonald Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on McDonald Partners, LLC and Subsidiaries' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to McDonald Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

A member of
Nexia
International

Auditors' Report on Supplemental Information

Schedules I-A, I-B. II and III (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of McDonald Partners, LLC and Subsidiaries' financial statements. The supplemental information is the responsibility of McDonald Partners, LLC and Subsidiaries' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McDonald Partners, LLC and Subsidiaries' auditor since 2020.

Meloney + Novotny LLC

Cleveland, Ohio
March 26, 2021

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 857,756	
Restricted cash and deposits	100,000	$ 957,756
Advisory fees and commissions receivable		2,910,252
Prepaid expenses		254,741
ROU asset		1,129,941
Property and equipment, net		59,710
Other Asset		22,259
		$ 5,334,659

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,555,642
Lease liability	1,232,053
Unearned rebate	767,857
Notes Payable	1,069,000
	4,624,552
MEMBERS' EQUITY	710,107
	$ 5,334,659

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

REVENUES	
Advisory fees	$ 11,355,902
Commissions	2,923,881
Other Income	11,405
	14,291,188
EXPENSES	
Commissions, employee compensation, and benefits	11,332,802
Professional	1,095,009
Communications and data processing	445,209
Office Rent	408,411
Regulatory	79,984
Clearing	222,978
Other	775,247
Depreciation	12,269
	14,371,909
NET LOSS	$ (80,721)

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Members' Equity
Balance at January 1, 2020	$ 790,828
Distributions	-
Contributions	-
Net loss	(80,721)
Balance at December 31, 2020	$ 710,107

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (80,721)
Adjustments to reconcile net income to net cash used in operating activities:		
Add back (deduct) items not affecting cash:		
Amortization of unearned rebate	$ (214,286)	
Depreciation	12,269	
Amortization of right of use asset	239,013	
Changes in operating assets and liabilities:		
Advisory fees and commissions receivable	171,555	
Prepaid expenses	45,678	
Accounts payable and accrued expenses	(379,282)	
Decrease in lease liabilities	(245,625)	(370,678)
Net cash used in operating activities		(451,399)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(13,378)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		0
Contributions from members		0
PPP Loan		1,069,000
Net cash provided by operating activities		1,069,000
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		604,223
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - BEGINNING OF YEAR		353,533
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - END OF YEAR		$ 957,756

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the following single member limited liability companies for which the Company is the sole member: McDonald Management.

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis.

Revenue Recognition

The Company recognizes revenues following a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d)allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with an original maturity date of less than 90 days, such as money market deposits, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Restricted Cash and Deposits</u>

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement. This interest bearing deposit was also $100,000 at the prior year end December 31, 2019 and combined with cash and cash equivalents of $957,756 and $253,533 at December 31, 2020 and 2019, respectively, are reflected as cash, cash equivalents and restricted cash as of the beginning and end of year in the accompanying consolidated statement of cash flows.

<u>Unearned Rebate</u>

As of December 31, 2020, the Company has recorded an unearned rebate of $767,857 remaining as part of a $1,500,000 signing bonus received from RBC upon joining the firm in 2017, which is amortizing on the straight-line method through July, 2024. Amortization of the unearned rebate during 2020 was $214,286.

<u>Receivables and Credit Policies</u>

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2020, all receivables were considered collectible, however two invoices totaling $9,424 were aged over 30 days and therefore were deducted for net capital calculation purposes.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements. The Company has not been notified of any impending examinations and are no longer subject to taxing authorities for years before 2017.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leases

The Company adopted ASC Topic 842, Leases, effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.0%) based on information available at the commencement of our leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (I.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized, Lease cost for lease payments is recognized on a straight-line basis over the lease term. The company has recorded an operating lease right-of-use asset of $1,129,941, and a lease liability of $1,232,053.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commissions and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company did not have any significant judgements in its revenues from contracts with customers for the year ended December 31, 2020.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges the customer a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on settlement date because that is when all parties have agreed to price and execution, and all monies and securities have settled in the contra accounts and ownership of said monies and securities have transferred fully.

Advisory Fees

The Company provides advisory services on managed assets. Revenue for advisory services is recognized on a continual basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are based on a percentage of clients assets under management. Fees are received either monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company may record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.
There were no such assets between January 1, 2020 and December 31, 2020.

Disaggregation of Revenue

Advisory Fees	$	11,355,902
Brokerage		1,421,426
Alternatives		326,968
Mutual Funds		501,278
Annuities		674,209
Other		11,405
Total Revenue	$	14,291,188

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded net capital requirements as of December 31, 2020. Net capital fluctuates on a daily basis; however, at December 31, 2020, the minimum net capital and excess net capital were $123,184 and $1,887,646, respectively.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

5. RELATED PARTY TRANSACTIONS

The Company is the sole member McDonald Management LLC that serves as general partner and manager to seven private funds (the "Funds"): MP DPI LLC, MP127 LLC, MPCF II LLC, MPCF III LLC, MPCF LLC, Eden Rock Montenegro LLC, and ERM Resort LLC.

McDonald Management LLC, is the manager of the remaining seven private funds. For the Funds, McDonald Management LLC receive no compensation from the funds for their advisory services aside from reimbursement of its reasonable expenses.

The Company does pursue claims and incur costs in its role as general partner or manager of the Funds against third parties that are not usual and customary in nature primarily to protect investor assets and also, if in the best interest of the Company. During 2020, the Company recognized significant expense for legal and other costs in connection with pursuing litigation related to investments made by two of the Funds. This litigation involves an entity for which three of the Company's current members or officers are on the entity's board of directors. The litigation is not against the entity itself. Arbitration cases discussed in Note 8 (Contingencies) also involve these investments.

The Company did serve as placement agent at the time the funds were formed and received placement fees of 3% to 5% of the gross proceeds of the offerings. The Company received at the time the Funds were formed compensation as placement agent in the form of warrants and future rights to Class B units. The Company has presently assessed the value of any warrants or future ownership rights at $0 based on the early stages of development of the related entities.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020, consists of:

Furniture and fixtures	$ 106,471
Office equipment	258,955
	365,426
Less: Accumulated depreciation	(305,716)
Property and equipment, net	$ 59,710

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the buildings taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating Lease Cost	$349,011
Short-Term Lease Cost	59,400
Total Lease Cost	$408,411

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts reported in the consolidated balance sheet as of December 31, 2020 were as follows:
Operating leases:

Operating lease ROU assets	$1,129,941
Operating lease liabilities	$1,232,053

Other information related to leases as of December 31, 2020 were as follows:

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

2021	$285,769
2022	289,962
2023	281,226
2024	220,748
2025	225,158
2026	56,567
Total	$1,359,430
Imputed Interest	(127,377)
Present Value	$1,232,053

Contingencies

The Company is involved in certain arbitration cases arising out of the normal course of business and acting as manager or general partner of the funds disclosed in Note 5. The Company is also involved a class action lawsuit as further discussed below. At this time, neither management nor legal counsel has been able to determine what, if any, potential exposure would result in resolution of these cases. The Company intends to vigorously defend itself and pursue litigation when appropriate in these actions and incurred approximately $1,000,000 during 2020 in legal expenses.

One of the lawsuits against the Company is in a class-action lawsuit in which the Company is one of 76 broker-dealer defendants asserting an unspecified amount of damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to punitive or treble damages, and all seek interest, cost and fees. These matters arise in the normal course of business.

Also, in the normal course of business, the Company is subject to routine examinations by FINRA and the SEC. The Company was examined by FINRA in 2019 and received its examination report in December. The Company has responded to FINRA and is waiting on any final resolution. The Company was examined by FINRA in 2020 and received its examination report in August of 2020. FINRA found no exceptions. There were several informational requests made from FINRA in 2020, the company is awaiting follow up.

9. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company made $86,023 safe-harbor contributions to the Plan in 2020. There were no discretionary contributions for 2020.

10. NOTES PAYABLE

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security (CARES) Act. The Cares Act, among other things, created the Paycheck Protection Program ("PPP") to be administered by the U.S. Small Business Administration. In April 2020, the Co. received a $1,069,000 unsecured loan under the PPP. Provisions of the PPP loan allow for partial or full forgiveness of the loan provided the proceeds are used for covered expenditures and certain other requirements are satisfied. The unforgiven portion of the loan, if any, is payable in eighteen monthly installments (plus interest at a rate of 1% per annum) commencing seven months from the loan disbursement date The Co. expects all of the loan to be forgiven. Forgiveness of the debt, which is fully expected, will be recorded as other income upon being legally released from the loan obligation.

11. COVID-19 PANDEMIC

COVID-19 - The COVID-19 pandemic, whose effects first became known in January 2020, has adversely affected   domestic and global economic activity.   The company experienced sudden and drastic decreases in revenue in the subsequent months. Accordingly, the pandemic is expected to affect the financial condition, results of operations and cash flows of the Company during 2021, but the extent is unknown at this time.

12. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2020.

MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE
REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under
Rule 15c3-1 as prepared by the Company and filed with their most recent
Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve
requirements under Exhibit A of Rule 15c3-3 due to the exemption
under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC AND SUBSIDIAIRIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SCHEDULE I-A
DECEMBER 31, 2020

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total members' equity from statement of financial condition	$ 710,107
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	710,107
4B	Other (deductions) or allowable credits	1,646,857
6D	Total other deductions	(336,710)
8	Net capital before haircuts on security positions	2,020,254
9	Haircuts on securities pursuant to 15c3-1	(9,424)
10	Net capital	$ 2,010,830
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 123,184
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 123,184
14	Excess net capital	
	Net capital	$ 2,010,830
	Less: Net capital requirement	(123,184)
	Total	$ 1,887,646
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 1,826,054
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 1,847,754
20	Percent of aggregate indebtedness to net capital	91.89%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
SCHEDULE I-B

DECEMBER 31, 2020

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 710,107	$ 710,107	$ (0)
Other deductions	(336,710)	(336,710)	-
Haircuts on securities pursuant to 15c3-1	(9,424)	(9,424)	-
Net capital	$ 2,010,830	$ 2,010,830	$ (0)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 123,245	$ 116,376	$ 6,869
Excess net capital			
Net capital	$ 2,010,830	$ 2,010,830	$ (0)
Less: Net capital requirement	(123,245)	(116,376)	(6,869)
Total	$ 1,887,585	$ 1,894,454	$ (6,870)
Net capital less 10% of aggregate indebtedness	$ 1,826,054	$ 1,836,266	$ (10,211)
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,847,754	$ 1,745,642	$ 102,112
Percent of aggregate indebtedness to net capital	91.89%	86.81%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital and aggregate indebtedness as presented in Part IIA of Form X-17A-5 as of December 31, 2020

Aggregate Indebtedness as reported	1,745,642
Accounting for difference in ROU Asset and Lease Liability	102,112
Aggregate Indebtedness as reported above	1,847,754

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER
RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2020

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2020

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

The undersigned, as member of management of McDonald Partners, LLC ("we" or "the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

McDonald Partners, LLC

By:





1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney
Maloney + Novotny LLC

Report of Independent Registered Public Accounting Firm
on Applying Agreed Upon Procedures

To the Shareholders
McDonald Partners, LLC and Subsidiaries
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by McDonald Partners, LLC and Subsidiaries and the SIPC, solely to assist you and SIPC in evaluating McDonald Partners, LLC and Subsidiaries' compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. McDonald Partners, LLC and Subsidiaries' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on McDonald Partners, LLC and Subsidiaries' compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of McDonald Partners, LLC and Subsidiaries and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
March 26, 2021

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

A member of Nexia International

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney
Maloney + Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
McDonald Partners, LLC and Subsidiaries
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying exemption report, in which (1) McDonald Partners, LLC and Subsidiaries identified the following provisions of 17 C.F.R. §15c3-3(k) under which McDonald Partners, LLC and Subsidiaries claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) McDonald Partners, LLC and Subsidiaries stated that McDonald Partners, LLC and Subsidiaries met the identified exemption provisions throughout the most recent fiscal year without exception. McDonald Partners, LLC and Subsidiaries' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDonald Partners, LLC and Subsidiaries' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maloney + Novotny LLC

Cleveland, Ohio
March 26, 2021